Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:57 08-Apr-2014
Number	41357-19CA

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that the following director and Person Discharging Managerial Responsibility ("PDMR"), as participants in the Diageo Dividend Reinvestment Plan (the "Plan") received ordinary shares of 28 101/108 pence in the Company ("Ordinary Shares") in respect of the interim dividend paid on 7 April 2014, as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	500

Name of PDMR

S Moriarty	362

The Ordinary Shares were purchased on 7 April 2014 (with a settlement date of 10 April 2014) at an average price of £18.58.

As a result of the above transaction, the director and PDMR's interest in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's employee benefit trusts) have increased as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	51,869

Name of PDMR

S Moriarty	36,081

J Nicholls

Deputy Secretary

8 April 2014

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:12 10-Apr-2014
Number	41511-EFD4

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1.	It received notification on 10 April 2014 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 April 2014 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	11

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 April 2014 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	11

D Gosnell	9

A Morgan	9

S Moriarty	11

L Wood	10

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £18.82.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2.	It received notification on 10 April 2014 that Dr FB Humer, a director of the Company, had purchased 440 Ordinary Shares on 10 April 2014 under an arrangement with the Company, whereby he has agreed to use an amount of £ 8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £18.82.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	52,309

D Mahlan	227,899 (of which 136,659 are held as ADS)

Name of PDMR	Number of Ordinary Shares

N Blazquez	71,846

D Gosnell	172,520

A Morgan	162,419

S Moriarty	36,092

L Wood	2,357

J Nicholls

Deputy Company Secretary

10 April 2014

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Diageo launches tender offer for up to 26% of USL
Released	07:00 15-Apr-2014
Number	8114E07

RNS Number : 8114E

Diageo PLC

15 April 2014

15 April 2014

DIAGEO LAUNCHES TENDER OFFER FOR UP TO 26% OF USL

Diageo plc has today launched a tender offer to the public shareholders of United Spirits Limited ("USL") to acquire up to 37,785,214 shares in USL, which represents 26% of USL's fully diluted issued share capital as at 15 April 2014 (the "Tender Offer"). The Tender Offer will be at a price of INR 3,030 per share and the total consideration for the increased stake (assuming take-up in full at the announced price) will be INR 114,489,198,420 (approximately £1,132,458,720). Diageo has launched the Tender Offer through Relay B.V. ("Relay"), a wholly-owned indirect subsidiary of Diageo. Relay currently holds 28.78% of the issued share capital of USL, acquired for a total investment of INR 65,742,163,642 (£726,550,972). On completion of the Tender Offer (assuming full take-up), Relay will hold 54.78% of USL's issued share capital and will have paid approximately INR 180,231,362,062 (£1,859,009,692) for its total shareholding in USL.

In the event the Tender Offer is subscribed in full, the total consideration payable at the announced price for Diageo's increased stake will represent a 38x multiple of USL's EBITDA on a consolidated basis for the year ended 31 March 2013 and Diageo's total investment, of INR 180,231,362,062 (£1,859,009,692), in USL is expected to be EP positive in FY2022, the 7th full financial year after completion (assuming a 12 % WACC) and EPS accretive in the year ended 30 June 2016.

Important information

The important information set out below comprises information regarding:

•	USL

•	The Tender Offer, including its timing

•	The Shareholders' Agreement

•	Other important information

•	Status of proceedings in respect of the earlier USL Transaction

USL

USL is the leading spirits producer in India. On a consolidated basis, in the financial year ended 31 March 2013, USL earned net revenue of INR 105,980 million (£1,048.3 million) from operations, EBITDA of INR 13,548 million (£134.0 million) and losses after tax of INR 1,050 million (£10.4 million). USL had INR 163,849 million (£1,621 million) of total assets on a consolidated basis as at 31 March 2013.

Tender Offer

The Tender Offer will be governed by the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations 2011 (the "Regulations") and applicable law. The applicable Indian takeover regulator is the Securities and Exchange Board of India ("SEBI").

The Tender Offer will be made in accordance with the Regulations and on the terms and conditions set out in the public announcement made today in India and the detailed public statement and letter of offer that are to be released by Diageo and Relay in India. Diageo and Relay have obtained the required competition approvals, and the completion of the Tender Offer is not conditional on receipt of any competition approvals in India or elsewhere.

The Tender Offer has been announced at the following price:

for each USL Share	INR 3,030 in cash

That price represents a premium of:

•	22.5% to the price at which Diageo last acquired USL shares on 31 January 2014; and

•	20.0% to the 60 day VWAP for USL (SEBI regulatory floor price).

Diageo will fund the consideration payable under the Tender Offer through existing cash resources and debt.

The Tender Offer is not subject to any condition regarding levels of acceptance. Accordingly, if the Tender Offer is not subscribed in full, all USL shares tendered would, subject to the terms and conditions of the Tender Offer, be acquired by Relay. If the Tender Offer is over-subscribed, the tendering USL shareholders will be scaled back and entitled to sell such number of shares calculated on a pro rata basis to the shares tendered in the Tender Offer.

Further important information relating to the Tender Offer, and certain implications of the SEBI review process required to confirm its terms and conditions (including price), are set out in the "Other Important Information" section below.

Indicative Abridged Tender Offer Timetable (see note)

Public announcement	15 April 2014

Expected publication of the detailed public statement	By 23 April 2014

Expected dispatch of the letter of offer	On or around 4 June 2014

Commencement of tendering period	On or around 11 June 2014

Expiry of tendering period	On or around 24 June 2014

Settlement of consideration for accepting USL shareholders	On or around 8 July 2014

Note: The times and dates set out in the indicative abridged timetable above and mentioned throughout this announcement may be subject to adjustment, being dependent on the timing of the completion of the review process of the draft letter of offer by SEBI, regulatory approvals in India if required, and other permitted conditions to the Tender Offer. Details of any such adjustment and the new times and dates will be notified to USL shareholders by publication in relevant newspapers and will be announced on relevant stock exchanges. The times and dates are subject to the satisfaction or waiver of all applicable conditions to the Tender Offer and completion of the SEBI review process.

Shareholders' Agreement

The shareholders' agreement entered into on 9 November 2012 between Diageo, Relay, United Breweries (Holdings) Limited ("UBHL") (holder of 5.93% of USL's issued share capital as of 31 March 2014) and Kingfisher Finvest India Limited (a subsidiary of UBHL - "KFIL")) (holder of 3.58% of USL's issued share capital as of 4 April 2014 per a filing made by KFIL) and which took effect on 4 July 2013 as part of Diageo's original investment in USL (the "Shareholders' Agreement") will remain in force following, and (other than as described below) will be unaffected by, completion of the Tender Offer.

Pursuant to the terms of the Shareholders' Agreement, members of the UBHL group which hold USL shares are currently obliged to vote their shares at Relay's direction. In the event that the Tender Offer is fully subscribed such that Diageo holds, indirectly, a majority of the shares in USL, this obligation will cease. In the event Diageo does not secure a majority of the shares in USL by virtue of the Tender Offer, the obligation on members of the UBHL group to vote their USL shares at Relay's direction will remain in force until the earlier of the Diageo group reaching a majority position in USL and the end of the fourth full financial year of Diageo after 1 July 2014.

Other Important Information

The Tender Offer is being made under Regulation 3(2) of the Regulations, which when read together with Regulation 7(1) requires Diageo to make a minimum offer for 26% of the total shares of USL. The Tender Offer is being made in compliance with the Regulations which came into effect in October 2011, and have been further amended, including amendments made in May 2012 and March 2013. The Regulations substantially changed the regulatory environment applicable to tender offers in India.

The terms, conditions, timetable and public documentation in relation to the Tender Offer, and the making of the Tender Offer itself, are subject to review and observations issued by SEBI. SEBI may require changes to be made to the terms (including price), conditions, timetable, implementation and public documentation in relation to the Tender Offer and Relay would be obliged to implement such changes (subject to a right of appeal).

There is limited precedent as to how these rules might be interpreted and the nature of the observations and directions that SEBI might issue pursuant to the Regulations, both generally and specifically in relation to the terms of the Tender Offer.

Having carefully considered the Regulations and their application to the Tender Offer, Diageo believes that the terms, conditions and offer price of the Tender Offer announced today are the terms, conditions and offer price that, under the Regulations, should apply in respect of the Tender Offer. However, it is possible that SEBI may require the terms and conditions of the Tender Offer (including price) to be modified, and it is possible that any such modifications could be material. Prior to the commencement of the formal SEBI review process and dispatch of the letter of offer for the Tender Offer, it is not possible to assess more definitively the likelihood, effect or amount of any such potential modifications that SEBI might require.

Status of proceedings in respect of the earlier USL Transaction

As previously announced on 30 January 2014 in connection with the publication of Diageo's interim results for the six months ended 31 December 2014, on 4 July 2013 Diageo completed its acquisition, under a share purchase agreement with various sellers (the "SPA") of 21,767,749 shares (14.98%) in USL at a price of INR 1440 per share and for total consideration of INR 31.3 billion (£342 million), including 10,141,437 shares (6.98%) from UBHL (the "UBHL Share Sale").

At the time of the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (the "High Court") had granted leave under sections 536 and 537 of the Indian Companies Act (the "Leave Order") to enable the UBHL Share Sale to take place notwithstanding the continued existence of five winding-up petitions (the "Original Petitions") that were pending against UBHL on 9 November 2012, being the date of the SPA. Additional winding-up petitions have been brought against UBHL since 9 November 2012, and the Leave Order did not extend to them. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing on 4 July 2013, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 10,141,437 USL shares from UBHL at that time.

Following closing of the UBHL Share Sale, appeals were filed by various petitioners in respect of the Leave Order. The Appellate Division of the High Court of Karnataka (the "Appeal Court") gave its decision in respect of those appeals on 20 December 2013 (the "20 December Order") in which it set aside the Leave Order.

Diageo and Relay have since filed petitions for special leave to appeal against the 20 December Order before the Supreme Court of India. On 10 February 2014, the Supreme Court of India issued an order, inter alia, admitting the petitions and ordering that the status quo be maintained in respect of the UBHL Share Sale notwithstanding the 20 December Order. The appeal hearing before the Supreme Court of India is currently listed to be heard on 28 April 2014.

In separate proceedings, various winding-up petitions against UBHL have been progressing in the High Court since closing of the UBHL Share Sale, with the next hearing date anticipated to be sometime in June 2014. In separate rulings issued by the High Court on 22 November 2013 and 13 December 2013, the High Court has admitted two of the winding-up petitions against UBHL. An appeal filed by UBHL against the first ruling issued on 22 November 2013 was dismissed by a division bench of the High Court on 16 December 2013, which is now the subject of a further appeal by UBHL before the Supreme Court of India. On 6 February 2014, UBHL filed an appeal before the High Court against the second ruling issued on 13 December 2013, which appeal is currently pending.

Diageo continues to believe that the acquisition price of INR 1440 paid to UBHL for the USL shares in the UBHL Share Sale is fair and reasonable as regards UBHL, UBHL's shareholders and UBHL's secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 10,141,437 USL shares acquired from UBHL. There can be no certainty as to the outcome of the existing or any further related legal proceedings or the timeframe within which they would be concluded.

Separately, Diageo continues to pursue completion of the acquisition of an additional 3,459,090 USL shares (representing approximately 2.38% of the share capital of USL) under the SPA from the USL Benefit Trust. Currently certain lenders to USL are refusing to release security that they hold over those shares notwithstanding that they have been repaid in full. USL is taking steps, including proceedings before the High Court, to expedite the release of the security. As previously disclosed, if it is not ultimately possible to complete the acquisition in relation to these shares, they would instead continue to be held by the USL Benefit Trust subject to an undertaking that the trustees would only vote the shares at the direction of USL.

This announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities in any jurisdiction. The Tender Offer will be made solely pursuant to the terms of the letter of offer, which will contain the full terms and conditions of the Tender Offer. Any decision or response in relation to the Tender Offer should be made only on the basis of the information contained in the letter of offer.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should observe any applicable requirements. This announcement has been prepared for the purpose of complying with the laws of the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Copies of this announcement and any formal documentation relating to the Tender Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any jurisdiction where local laws or regulations may result in a risk of civil, regulatory or criminal exposure if information concerning the Tender Offer is sent or made available to USL shareholders in that jurisdiction (a "Restricted Jurisdiction"). Persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from any Restricted Jurisdiction. Unless otherwise permitted by applicable law and regulation, the Tender Offer may not be made directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Tender Offer may not be capable of acceptance by any such use, means, instrumentality or facilities.

For further information

Media relations

India: Michelle D'Souza +91 982 085 9690

London: Kirsty King +44 (0)208 978 6855

press.office@diageo.com

Investor relations

Catherine James +44 (0)7803 854550

Pier Falcione +44 (0)208 978 4838

investor.relations@diageo.com

HSBC Securities and Capital Markets (India) Private Limited and JM Financial Institutional Securities Limited acted as joint managers to the offer and joint financial advisers to Diageo; BofA Merrill Lynch also provided financial advice to Diageo.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements relating to the financial condition, results of operations and business of USL and certain plans and objectives of Diageo. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", "hope", "aims", "continue", "will", "may", "should", "would", "could", or other words of similar meaning. These statements are based on assumptions and assessments made by USL and/or Diageo in light of their experience and their perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and circumstances could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. In particular, no statement regarding earnings per share should be interpreted to mean that earnings per share will necessarily be greater than those for any relevant preceding financial period. Neither USL nor Diageo assumes any obligation to update or correct the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law.

Sources of information

The share prices of USL in this announcement have been taken from the website of National Stock Exchange of India. Foreign exchange information included in this announcement for historic transactions is based on the actual exchange rates achieved by Diageo when implementing the relevant transaction. Foreign exchange calculations included in this announcement on or around the date of this announcement have been based on the Reserve Bank of India exchange rates prevailing as at 11 April 2014 (with the INR:£ rate being INR 101.0979:£1).

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Windsor, Buchanan's and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at www.diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere

This information is provided by RNS

The company news service from the London Stock Exchange

END

TENEAXLLFDNLEFF

Company	Diageo PLC
TIDM	DGE
Headline	Interim Management Statement
Released	07:00 17-Apr-2014
Number	0280F07

RNS Number : 0280F

Diageo PLC

17 April 2014

17 April 2014

Interim management statement for the nine months ended 31 March 2014

Diageo reports 0.3% organic net sales growth for the nine months ended 31 March 2014

Diageo delivered 0.3% organic net sales growth in the nine months ended 31 March 2014. In the quarter organic net sales declined 1.3%. As a result of recent developments in Venezuela, including the new currency exchange mechanism and the related reporting implications, Diageo has translated the group's Venezuelan operations for the quarter and for the nine months ended 31 March 2014 at a rate of $1 = VEF49.81 (£1 = VEF83.18). Diageo's organic net sales growth for the nine months and the quarter ended 31 March 2014 reflect this exchange rate.

The organic growth rates for the first half have been recalculated to reflect this exchange rate and are shown in the table below.

Organic net sales growth by region

	Nine months ended 31 March 2014%	Three months ended 31 March 2014%	Six months ended 31 December 2013* %
North America	3.7	1.2	4.6
Western Europe	(0.4)	1.2	(1.0)
Africa, Eastern Europe and Turkey	(0.1)	(5.2)	1.8
Latin America and Caribbean	5.7	27.7	0.4
Asia Pacific	(9.4)	(19.0)	(5.5)
Diageo	0.3	(1.3)	0.9

* Organic growth recalculated at $1 = VEF49.81 (£1 = VEF83.18) for the six months ended 31 December 2013, previously calculated at $1 = VEF19 (£1 = VEF30.4)

Volume declined 2% in the nine months ended 31 March 2014 and 1% in the third quarter.

Reported net sales were down 7.4% in the nine months due to the impact of adverse currency movements and the termination of the distribution agreement with Jose Cuervo.

Commentary on the quarter ended 31 March 2014:

The third quarter saw currency and economic weakness impact consumer confidence across many emerging markets while consumer trends in the developed markets were in line with those in the first half.

In North America consumer trends are unchanged from the first half and the performance in the quarter was in line with our expectations, with organic net sales up 1.2% given the strong third quarter last year. Western Europe continues to drive incremental improvement and benefited from the phasing of sales in the quarter.

Share improved in Russia although net sales were down as consumer confidence declined on economic slowdown and currency weakness. There was a similar slowdown in South Africa and in Kenya Senator Keg sales saw further decline. Performance in the Africa, Eastern Europe and Turkey region was therefore weaker in the quarter, despite growth in Turkey and, more recently, improving trends in Nigeria.

The performance in Latin America and Caribbean improved in the quarter reflecting further improvement in Brazil and a stronger performance in West LAC, in part as it benefited from a comparison against a weak quarter last year. This stronger performance was partially offset by weakness in Mexico, while the use of a new exchange rate to translate Diageo's business in Venezuela reduced the market's overall contribution to regional growth.

It was a weak quarter in Asia Pacific with South East Asia seeing further negative impact from the political instability in Thailand and lower trade confidence across a number of markets. As Shuijingfang is a listed entity, performance is reported a quarter in arrears and this quarter's results reflect the weaker performance in Chinese white spirits in the three months ended 31 December 2013. Elsewhere, Korea continued its positive momentum, and India and Global Travel Asia and Middle East both delivered double digit growth.

At 31 March 2014, net assets were £7,382 million (£8,038 million at 31 December 2013).The reduction was primarily the result of providing for the interim dividend of £493 million and adverse foreign exchange movements.Net borrowings were £9,420 million (£9,096 million at 31 December 2013).

Diageo's guidance for the adverse impact which exchange rate movements will have on operating profit before exceptional items in the year ending 30 June 2014, has been updated to incorporate the new Venezuelan exchange rate of $1= VEF49.81 (£1= VEF83.18) and is expected to be approximately £330 million.

Ivan Menezes, Chief Executive of Diageo commented:

"Our performance reflects the challenging environment we are operating in. Consumers in North America are most resilient, as are consumers of our reserve brands in most markets. In Western Europe the economy, consumer confidence and our business are all improving slowly but consistently. In the emerging markets currency volatility and caution about the outlook for GDP growth are negatively impacting business and consumer confidence.

These results have increased our determination to deliver the operating efficiencies we have identified, to delayer the organisation and to continue to build a stronger business through our focus on our six performance drivers: premium core brands; reserve; innovation; route to consumer; cost and talent.

The current emerging market weakness does not reduce our confidence in the long term growth opportunities of these markets and we have continued to invest to build our brands and routes to consumer for the future. Current trends will however impact top line growth this financial year, but strong management of our cost base means that we remain committed to the delivery of our margin expansion goals."

Appendix 1

Organic net sales growth recalculated to $1 = VEF49.81 (£1 = VEF83.18)

	Q1%	Q2%	H1%
Diageo	1.6	0.3	0.9
Latin America and Caribbean	(2.0)	1.8	0.4

The table below shows the organic net sales growth as previously reported when it was calculated using $1 = VEF19 (£1 = VEF30.4)

	Q1%	Q2%	H1%
Diageo	2.2	1.6	1.8
Latin America and Caribbean	3	11	8

For further information

Media relations: Kirsty King +44 (0)208 978 6855

Victoria Ward +44 (0)208 978 4353
press.office@diageo.com

Investor relations: Catherine James +44 (0)7803 854550

Pier Falcione +44 (0) 208 978 4838

Colette Wright +44 (0) 208 978 1380
Angela Ryker Gallagher +44 (0) 208 978 4911
investor.relations@diageo.com

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Windsor, Buchanan's and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at www.diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. These factors include, but are not limited to:

•	changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;
•	changes in consumer preferences and tastes, demographic trends or perceptions about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo's brands;
•	developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo's profitability or reputation;
•	the effects of climate change and regulations and other measures to address climate change including any resulting impact on the cost and supply of water;
•	changes in the cost or supply of raw materials, labour and/or energy;
•	legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption or advertising; changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;
•	the costs associated with monitoring and maintaining compliance with anti-corruption and other laws and regulations, and the costs associated with investigating alleged breaches of internal policies, laws or regulations, whether initiated internally or by external regulators, and any penalties or fines imposed as a result of any breaches;
•	ability to maintain Diageo's brand image and corporate reputation, and exposure to adverse publicity, whether or not justified, and any resulting impacts on Diageo's reputation and the likelihood that consumers choose products offered by Diageo's competitors;
•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo's market share, increase expenses and hinder growth potential;
•	the effects of Diageo's strategic focus on premium drinks, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;
•	Diageo's ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;
•	contamination, counterfeiting or other events that could adversely affect the perception of Diageo's brands;
•	increased costs or shortages of talent;
•	disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;

•	changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo's access to or increase the cost of financing or which may affect Diageo's financial results and movements to the value of Diageo's pension funds;
•	renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms when they expire;
•	technological developments that may affect the distribution of products or impede Diageo's ability to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the 'Risk factors' included in Diageo's annual report for the year ended 30 June 2013. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2014.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document includes information about Diageo's target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

This information is provided by RNS

The company news service from the London Stock Exchange

END

IMSGGUBGCUPCGRQ

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:12 24-Apr-2014
Number	41411-7551

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules. Diageo plc (the "Company") announces that it received notification on 24 April 2014 that:

1.	The following Directors and Persons Discharging Managerial Responsibilities ("PDMRs"), as participants in the dividend reinvestment programme connected with the US Employee Stock Purchase Plan (also known as the US Sharevalue Plan), received American Depository Shares ("ADS")* in respect of the Company's interim dividend paid on 10 April 2014, as follows:

2.

Name of Director	Number of ADSs

D Mahlan	33

I Menezes	43

Name of PDMR	Number of ADSs

G Ghostine	9

J Kennedy	4

S Saller	17

L Schwartz	47

The ADSs were purchased on 10 April 2014 at a price of $125.31 per ADS.

2.	David Gosnell, a PDMR, transferred 1,686 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") held in his own name to his spouse Mrs Susan Gosnell on 23 April 2014.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

D Mahlan	228,029 (of which 136,789 are held as ADS)

I Menezes	634,809 (of which 541,811 are held as ADS)

Name of PDMR	Number of Ordinary Shares

G Ghostine	164,836 (of which 33,297 are held as ADS)

D Gosnell	172,520

J Kennedy	38,726 (of which 34,130 are held as ADS)

Number of ADS

S Saller	11,911

L Schwartz	33,628

J Nicholls

Deputy Company Secretary

24 April 2014

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	15:53 30-Apr-2014
Number	41553-B235

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,208,464 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 242,760,138Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,511,448,326and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

30 April 2014